Linda Crouch, Shareholder
Direct Dial: 423.928.0181
Direct Fax: 423.979.7623
E-Mail Address: lcrouch@bakerdonelson.com

July 12, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler, Assistant Director

Re:	Provectus Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed June 30, 2010
File No. 333-167906

Dear Mr. Riedler:

On behalf of Provectus Pharmaceuticals, Inc. (the "Company"), enclosed herewith is Amendment No. 1 to the Company's Registration Statement on Form S-3 (the "Amendment"), to be filed with the Securities and Exchange Commission on July 12, 2010 (the “Registration Statement”).  The Company has amended the Registration Statement in response to comments contained in your letter dated July 2, 2010 (the “Comment Letter”) addressed to Timothy C. Scott, Ph.D., President of the Company.  We will separately deliver copies of the amended Registration Statement, marked to show changes from the original filing, to members of the Staff specified in the Comment Letter.

The numbered responses below correspond to the numbered paragraphs of the Comment Letter.

Form S-3 filed June 30, 2010

1.
We note that you are conducting a primary offering on a Form S-3.  It does not appear that you are eligible to conduct this foreign on a Form S-3 registration statement.  Transaction Requirement Instruction 1.B.1 may be used to establish a registrant’s eligibility if the aggregate market value of the voting and non-voting common equity held by the registrant’s non-affiliates is $75 million or more.  Based on our review of your latest Form 10-K, it does not appear you meet this requirement.  Instruction I.B.6(c) indicates that the registrant must have a class of common equity securities listed and registered on a national securities exchange. You disclose on the cover page of your filing that your common stock is traded on the OTC Bulletin Board.  Please note that the OTC Bulletin Board is not considered a national securities exchange.  Please explain to us why you are eligible to use the Form S-3, providing calculations where applicable.  Alternatively, please amend your registration statement on an appropriate form.

RESPONSE: The Company is relying upon General Instruction I.B.1. to meet the transaction requirements for eligibility to use Form S-3. We note that General Instruction I.B.1 requires the Company to have aggregate market value of voting and non-voting common equity held by non-affiliates of $75 million or more. We note that the aggregate market value may be computed using the price at which the common equity was last sold in the principal market for such common equity as of a date within 60 days prior to the date of filing. Finally, we note that the Commission's current guidance contained in Compliance and Disclosure Interpretation No. 116.08 (Feb. 27, 2009) allows an issuer to use sales information reported by the OTC Bulletin Board to calculate the market value for purposes of General Instruction I.B.1.

Using the above framework, the Company's market value of voting and non-voting common equity held by non-affiliates exceeded $75 million on each trading day within the period beginning 60-days prior to and including June 30, 2010, the date that the registration statement was initially filed. For example, as of June 30, 2010, there were 72,332,056 shares of common stock issued and outstanding held by non-affiliates of the Company, and the closing price of the Company's common stock reported by the OTC Bulletin Board was $1.10 per share.  Therefore, the Company's market value of voting and non-voting common equity held by non-affiliates on June 30, 2010 was $79,565,261.60, which exceeds the threshold required by General Instruction I.B.1.

The Company is not relying upon General Instruction I.B.6. to meet the transaction requirements for eligibility to use Form S-3.

Incorporation of Documents by Reference, page 1

2.
Please amend your filing to incorporate by reference the Form 8-K filed on March 12, 2010 and the Form 8-K filed on January 12, 2010.  Please refer to Item 12(a)(2) of Form S-3 for additional information.

RESPONSE: The amended Registration Statement incorporates by reference the requested Forms 8-K.

*           *           *           *           *

Please do not hesitate to contact the undersigned at (423) 928-0181 or, in her absence, J. Daniel Huffines at (901) 577-2326, if you have any questions or comments relating to the Company's response to the Comment Letter.

    Sincerely,

    BAKER, DONELSON, BEARMAN,
    CALDWELL & BERKOWITZ, PC

                               /s/Linda Crouch-McCreadie
                                    Linda Crouch-McCreadie

ALABAMA •	GEORGIA •	LOUISIANA •	MISSISSIPPI •	TENNESSEE •	WASHINGTON, D.C.